March 22, 2011

Duc Dang
Securities and Exchange Commission

Re: Homeownusa
Amendment No.1
Registration Statement on Form S-11
Filed February 25, 2011
File No. 333-170035

Thank you for your comments and assistance on our filing. Please find an outline of the amendments made to the above referenced document.

Preliminary review

1.	In response to your preliminary review stating that in our last amendment our financial statements are stale as per Rule 8-08 of Regulation S-X, we offer the following revisions to our disclosure:

We have provided audited financial statements for the period ending dated January 31, 2011. In addition, we have removed financial statements for the periods ending April 30, 2010 and July 31, 2010 in accordance with Rule 8-08 of Regulation S-X.

For our Amendment No. 1 filed with the Securities and Exchange Commission  on February 25, 2011, we incorporate by reference our correspondence outlining the changes to Amendment No.1.

Sincerely,

//P, du Plooy//
Homeownusa
President